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December 10, 2010

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Attn: Mr. Kevin Rupert

Re:	Firsthand Technology Value Fund, Inc. (the “Fund”);
File Nos: 333-168195 and 814-00830
Form N-2 and N-14 Filings

Dear Mr. Rupert:

In response to the comments you provided the Fund orally on November 3, 2010 to the Fund’s Pre-Effective Amendments No. 1 (“PEA No. 1”) to registration statement on Form N-2 and N-14 filed on September 24, 2010 and our follow-up conversations, the following are the Fund’s responses.  We have discussed the comments with officers of the Fund, who have authorized us to provide these responses. This letter addresses your comments in the sequence they were provided. After each comment number is a reference to the registration statement form to which the comment relates.

Comment 1: [General Comment] Provide the Tandy representations.

As requested, we represent and acknowledge the following on behalf of the Fund:

•           the Fund is responsible for the adequacy and accuracy of the disclosure in filings by the Fund;

•           should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filling effective, it does not foreclose the Commission from taking any action with respect to the filing;

•           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•           the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

December 9, 2010

Comment 2:  [General Comment] The Fund is required to complete a seed capital audit showing a net worth of $100,000.

Comment accepted.  A seed audit has been completed and the audit report has been filed herewith.

Comment 3: [General Comment] The Adviser or another party is required to reimburse or otherwise cover the estimated $35,000 of liabilities for organization expenses shown in the registration statement in order to avoid a windfall for the seed capital investor of the type that concerned the Commission staff in the response to the no-action letter request in Big Apple Capital Corp. (pub. Avail. Apr. 6, 1982).

Comment accepted.  SiVest Group, Inc., the adviser to the Fund, will pay for the liabilities for organization expenses of the Fund (currently estimated to be $35,000).

Comment 4: [N-14] The prospectus should include a pro forma capitalization table with three columns, namely (i) TVF or target fund capitalization and NAV, (ii) starting capitalization and NAV of the BDC, and (iii) pro forma combined capitalization and NAV.

Comment accepted.  The Fund has revised the disclosure in the N-14 prospectus accordingly (see section titled “Capitalization”).

Comment 5: [N-2] Please add pro forma financial statements to the SAI, namely the balance sheet.  Also provide a schedule of investments showing the reduction of liquid investments to cash to the extent it has occurred.  There should also be a short income statement reflecting the $35,000 of organizational expenses.  These statements should be audited.  Please include standard footnotes about tax consequences, fair value treatment, as well as a consent from the independent auditors who perform the audit.

Comment accepted.  The Fund has provided an audited statement of assets and liabilities (with footnotes) for the BDC. The financial statements have been audited by the Fund’s independent public accounting firm Tait, Weller and Baker. The Fund has not provided an income statement reflecting the $35,000 in organization expenses because the Adviser to the Fund has agreed to pay for all organizational expenses of the Fund. TVF has not started a program to liquidate its investments in anticipation of the Reorganization. Therefore, the Fund has not provided a schedule showing such liquidation.

Comment 6: [N-14] Please incorporate by reference in the SAI the financial statements of TVF target fund.

The financial statements of TVF (the acquired fund) are already incorporated by reference in the SAI for the N-14. The Registrant believes that the N-14, instead of the N-2, is the appropriate place for such incorporation by reference.

December 9, 2010

Comment 7: [N-2] Please disclose the alternatives that the board may consider if shareholders do not approve the proposal, such as continuing to run the target fund or liquidation.

Comment accepted.  The Fund has revised the disclosure accordingly.

Comment 8: [N-2 and N-14] Please remove and revise disclosure about the negative NAV per share.  If the organizational expenses are covered there will be a positive NAV.  Please also revise disclosure about a dollar-for-dollar exchange, which is not necessarily the proposed transaction given the reorganization expenses.  Please also revise to disclose the small NAV loss as a result of the expenses associated with the reorganization rather than also because of the negative NAV.

Comment accepted.  The Fund has revised the disclosure accordingly.

Comment 9: [N-14] Please disclose in the notes to the pro forma financial information that the fair value used for the TVF target fund's holdings will be the same as the fair value used for the pro forma holdings of the BDC.

Comment accepted.  The Fund has revised the disclosure accordingly.

Comment 10: [N-14] Please revise point number 7 on the cover page of the combined proxy statement and prospectus to refer instead to the reduction in the net asset value of an investment as a result of the expenses and that the market value of the underlying portfolio investments would not change as a result of the proposed reorganization.

Comment accepted.  The Fund has revised the disclosure accordingly.

Comment 11: [N-14] On page 6, in the text above the fee table, please refer to total assets rather than net assets in describing the Fund’s advisory fee.

Comment accepted.  The Fund has revised the disclosure accordingly.

Comment 12: [N-2] Please do not place any table or graphical material before the fee and expense table.

Comment accepted.  The Fund has revised the disclosure accordingly.

Comment 13: [N-14] Please disclose and clarify that the incentive fee will be calculated for portfolio holdings of the BDC valued as of the reorganization date so that gains in holdings that occurred before the reorganization would not be subject to the incentive fee, only gains after the reorganization.

Comment accepted.  The Fund has revised the disclosure accordingly.

December 9, 2010

Comment 14: On page 22, please revise the reference to an exchange of shares of an equal dollar amount because of the reduction in value as a result of the reorganization expenses.

Comment accepted.  The Fund has revised the disclosure accordingly.

Comment 15: [N-14] On page 23, please use the three column capitalization table format described in comment number 4 above.

Comment accepted.  The Fund has revised the disclosure accordingly.

Comment 16: [N-2 and N-14] In various places where the statement is made about the absence of leverage for the first year, please revise to refer to the first 12 months of operations to eliminate any potential confusion about the conclusion of a year.

Comment accepted.  The Fund has revised the disclosure accordingly.

Comment 17: [N-2] Please do not place charts or other graphical material before the fee and expense table.

Comment accepted.  The Fund has revised the disclosure accordingly.

Comment 18: [N-2 and N-14] In various places where the statement is made about the absence of leverage for the first year, please revise to refer to the first 12 months of operations to eliminate any potential confusion about the conclusion of a year.

Comment accepted.  The Fund has revised the disclosure accordingly.

Comment 19: [N-14] Please present capitalization tables with the same format as requested for the Form N-14 based on prior comments.

Comment accepted.  The Fund has revised the disclosure accordingly.

Comment 20: [N-14] Please revise the language about the negative NAV as requested in comments to the Form N-14, because organizational expenses will be covered to avoid a negative NAV.

Comment accepted.  The Fund has revised the disclosure accordingly.

Comment 21: [N-14] As requested for the Form N-14, please disclose and clarify that the incentive fee will be calculated for portfolio holdings of the BDC valued as of the reorganization date so that gains in holdings that occurred before the reorganization would not be subject to the incentive fee, only gains after the reorganization.

Comment accepted.  The Fund has revised the disclosure accordingly.

Comment 22: Because the registrant has stated that acquisitions of its shares will not be subject to the Maryland Control Share Acquisition Act, please undertake

December 9, 2010

supplementally in the comment response letter to notify and discuss with the Commission staff any plans to opt into that Act or otherwise subject any acquisitions of the registrant's shares to that Act.

Comment accepted.  The Fund has confirmed to us that it undertakes as follows:  If the Fund decides to opt into the Maryland Control Share Acquisition Act (or to subject any acquisitions of the Fund’s shares to that Act), it will notify and discuss that with the Commission’s staff before taking such action.

Should you have any questions concerning this letter or the information referenced herein, please contact the undersigned at 415-856-7007.

Very truly yours,

/s/ David A. Hearth

David A. Hearth
of Paul, Hastings, Janofsky & Walker, LLP

cc:  Kevin Landis, President, SiVest Group, Inc.